

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

June 22, 2017

<u>Via E-Mail</u>
William H. Schmidt, Jr.
Executive Vice President, General Counsel and Secretary
Enviva Partners, L.P.
Enviva Partners Finance Corp.
7200 Wisconsin Ave., Suite 1000
Bethesda, Maryland 20814

> **Re:** **Enviva Partners, L.P.**
> **Enviva Partners Finance Corp.**
> **Registration Statement on Form S-4**
> **Filed June 16, 2017**
> **File No. 333-218788**

Dear Mr. Schmidt:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 with any questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief
Office of Manufacturing and
Construction

Cc: <u>Via E-Mail</u>
Ramey Layne, Esq.